FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of foreign Private Issuer
Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of December, 2002
Commission File Number: 1-15232

16, rue de la Ville l’Evêque,
75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :  82-

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in these press releases that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Press release

Paris, December 27, 2002

Hisusa acquires 5% of Gas Natural

Hisusa (Holding de Infrastructuras y Servicios Urbanos S.A.), owned 51% by SUEZ and 49% by La Caixa de Barcelona, has acquired a 5% interest in Gas Natural. This transaction resulted from a decision of the Hisusa Board of Directors in September to reinvest the proceeds from the sale of an 8.86% Acesa investment.

Following the Gas Natural transaction, Hisusa’s investment portfolio consists of investments in Agbar (47.7%) and Gas Natural (5%).

Through this operation, Hisusa confirms its investing vocation in public services within the field of Energy and Environment, which activities provide high potential for value creation.

For SUEZ, this investment is in line with its strategy focused on Energy and Environment activities. This operation will facilitate in the future the development of commercial agreements between Tractebel, Energy division of SUEZ, and Gas Natural.

In the same time, Tractebel pursues, through its Electrabel subsidiary, its development in Spain within the field of electricity generation and will start in 2003 construction of two power plants of 800 MW total installed capacity.

*	Agbar is owned 47.7% by Hisusa, 11.8% by Endesa, and 1.47% by SUEZ
**	Gas Natural is owned by 27% Caixa, 24% by Repsol, and 5% by Hisusa.

SUEZ and Spain

SUEZ has very strong positions in the Spanish energy and environment markets.

In the Energy sector, the Group has received permission to build two combined cycle gas turbines each with 400 MW installed capacity which will be located at Castelnou (200 kilometers west of Barcelona). Construction will begin in 2003, with startup planned for 2005.

Distrigaz, the SUEZ Energy Division company responsible for supplying natural gas in Europe, is also active in Spain:

-	since 1993, providing natural gas transit through its Belgian network for Spanish purchases of Norwegian natural gas (2.5 billion cubic meters a year); and
-	since 1997, supplying Algerian LNG to Spain’s Enagas at the Huelva terminal, via Distrigaz’s Belgian LNG tanker, the Methania.

At the end of December 2002, Distrigaz also signed a letter of intent with Sonatrach, the Algerian oil and natural gas company, to supply Spain at least 1 billion cubic meters of natural gas a year by 2006.

Tractebel Elyo is active in Spain through Elyo España (100% stake) in the following activities:
-
maintenance-management and facility management: within this field, its main clients are national, regional or local government services (hospitals, universities, airports, prisons and medical centers) and private companies (banks, office and home buildings, sports centers, shopping mall, clinics).

-	co-generation: Elyo España designed, built and now operate 7 co-generation units. Its clients are hospitals in the Basque country and Solway Spain.

In the Environment sector, SUEZ is active through its partnership with Agbar:
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leader for private management of public drinking water services (500 municipalities, including Barcelona, Murcia, and Alicante, and a total of 12 million people served) and wastewater management (200 municipalities and close to 10 million people served).

-	second largest waste services company in Spain’s sanitation market through Cespa.

Furthermore, the Group is active in Spain through Degrémont, which has developed a technique using reverse osmosis for water desalination, and offers it at its main worksites throughout the world. Within the field of water treatment and process chemicals, Ondeo Nalco is also active in Spain.

SUEZ is one of the world’s premier services groups, with a staff of 190,000 employees at work in 130 countries, serving industrial, individual, and municipal customers. SUEZ is a leading international player in each of its businesses: the world leader in water related services, the world leader in waste services outside the U.S., among the world’s leading energy groups, and nº1 in energy services in Europe. It generated 2001 revenues of EUR 42.4 billion, 87% of which originated in Europe and North America.

SUEZ (SZE) is listed on Euronext Paris and Euronext Brussels, as well as on the Luxembourg, Zurich and New York Stock Exchanges. It is the only name from its sector represented on every major international index: MSCI Europe (Morgan Stanley Index), FTSE Eurotop 100, Eurostoxx 50 and the CAC 40.

Press contacts:	Financial analysts’ contacts:
Anne Liontas: 331 4006 6654	Arnaud Erbin: 331 4006 6489
Antoine Lenoir: 331 4006 6650

For Belgium:
Guy Dellicour: 00 322 507 02 77

This release is also available on the SUEZ Website: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : December 27, 2002	Company Name SUEZ

	By:	/s/ Philippe de MARGERIE
Name: Philippe de Margerie
Title: General Secretary